Exhibit C

Proposed Form Of Notice

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

May ____, 2005

Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ___, 2005 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __, 2005, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

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AGL Resources Inc. (70-____)

AGL Resources Inc. ("AGLR"), a registered public utility holding company under the Act, hereby requests authorization to organize and finance one or more direct or indirect subsidiaries to engage in certain gas- and energy-related nonutility businesses in Canada, Mexico and/or the United States. AGLR intends to engage in these transactions with its indirect wholly-owned subsidiary, Sequent, LLC ("Sequent") (together, the "Applicants"). Additionally, AGLR requests authorization for any newly-formed nonutility subsidiary engaged in the proposed gas- and energy-related activities to participate as a borrower and lender in the nonutility money pool authorized by Commission order dated April 1, 2004.

AGLR and Sequent

AGLR's common stock is listed on the New York Stock Exchange under the symbol ATG. AGLR distributes natural gas to more than 2.2 million end-use customers through public utility subsidiaries organized in Georgia (Atlanta Gas Light Company), Tennessee (Chattanooga Gas Company), Virginia (Virginia Natural Gas Inc. and Virginia Gas Distribution Company) and New Jersey (Pivotal Utility Holdings, Inc.). Pivotal Utility Holdings owns and operates utility facilities in New Jersey, Florida and Maryland through the following divisions: Elizabethtown Gas, Florida City Gas, and Elkton Gas.

AGLR is also involved in various energy- and gas-related nonutility businesses, including retail natural gas marketing to end-use customers in Georgia; natural gas asset management and related logistics activities for its own utilities as well as for other non-affiliated companies; operation of high deliverability underground natural gas storage; and construction and operation of telecommunications conduit and fiber infrastructure within select metropolitan areas.

Sequent, an indirect wholly-owned subsidiary of AGLR, is engaged through various subsidiaries in the optimization of natural gas assets, gas transportation and storage, producer and peaking services and the wholesale marketing of natural gas. Sequent's asset optimization business focuses on capturing value from idle or underutilized natural gas assets, which are typically amassed by companies via investments in, or contractual rights to, natural gas transportation and storage facilities. Margins are typically created in this business by participating in transactions that balance the needs of varying markets and time horizons. Sequent provides its customers with natural gas from the major producing regions and market hubs primarily in the Eastern and Mid-Continental United States. Sequent also purchases transportation and storage capacity to meet its delivery requirements and customer obligations in the marketplace. Sequent’s customers benefit from its logistics expertise and ability to deliver natural gas at prices that are advantageous relative to the other alternatives available to its end-use customers.

Proposed Investments

AGLR seeks to expand on the expertise held by Sequent through the formation or acquisition of, and investments in, energy- and gas-related nonutility businesses operating in Canada, Mexico and/or the U.S. These investments would typically be made through one or more direct or indirect subsidiaries of Sequent and funded by the acquisition of the equity and debt securities of such companies, borrowings by such companies from AGLR's nonutility money pool, and guarantees.

AGLR proposes to limit its direct and indirect investments in energy and gas-related businesses that derive a substantial part of their revenues from the conduct of business in Canada or Mexico to an aggregate amount not to exceed $300 million (the "Investment Limit") in the form of equity, debt and guarantees, including nonutility money pool borrowings, through September 31, 2008 (the "Authorization Period"). AGLR's public utility subsidiary companies would not directly or indirectly acquire any new energy- and gas-related businesses based on the authorization sought herein and the utility subsidiaries would not provide funding for, extend credit to, or guarantee the obligations of, such businesses.

AGLR seeks authorization to invest in certain gas- and energy-related nonutility business, described below, that registered holding companies are permitted to retain under Section 11 of the Act, through the Authorization Period, without obtaining additional Commission authorization under the Act for each individual acquisition. AGLR may form or acquire such businesses and, to the extent they derive a substantial part of their revenues from the conduct of business in Canada or Mexico, AGLR's investments in such businesses would not exceed the Investment Limit.

The specific nonutility businesses in which AGLR seeks authorization to invest include:

1.	energy management services and other energy conservation related businesses,

2.	the maintenance and monitoring of utility equipment,

3.	the provision of utility related or derived software and services,

4.	engineering, consulting and technical services, operations and maintenance services,

5.	brokering and marketing of natural gas, electricity and other energy commodities and providing incidental related services, such as fuel management, storage and procurement, and

6.	oil and gas exploration, development, production, gathering, transportation, storage, processing and marketing activities, and activities related or incidental thereto.

The businesses proposed above would not include the acquisition and ownership of any assets that would cause any subsidiary to be or become an "electric-utility company" or "gas-utility company," as defined in sections 2(a)(3) and 2(a)(4) of the Act.

Participation in Money Pool

AGLR requests authorization for any newly-formed nonutility subsidiary engaged in the proposed gas- and energy-related activities to participate as a borrower and lender in the nonutility money pool authorized by Commission order dated April 1, 2004. Participation in the nonutility money pool would include unsecured short-term borrowing, contributing surplus funds, and lending and extending credit to other nonutility money pool participants.

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For the Commission by the Division of Investment Management, pursuant to delegated authority.

Jonathan G. Katz
Secretary